As filed with the Securities and Exchange Commission on September 21, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PROSPECT MEDICAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	330564370
(State or jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

400 Corporate Pointe, Suite 525

Culver City, California 90230

(310) 338-8677

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jacob Y. Terner, M.D.

Chairman and Chief Executive Officer

400 Corporate Pointe, Suite 525

Culver City, California 90230

(310) 338-8677

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

J. Brad Wiggins, Esq.

Torrie M. Byers, Esq.

Stephan, Oringher, Richman, Theodora & Miller, P.C.

2029 Century Park East, Sixth Floor

Los Angeles, California 90067

(310) 557-2009

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	1,076,020 shares		$5.64	(2)	$6,068,752.80	$649.36
Common Stock	2,222,990 shares	(3)					(4)
Total						$649.36

(1)                                  Also registered hereunder is an indeterminate number of additional shares of common stock that may become issuable by virtue of the anti-dilution provisions of outstanding warrants for the purchase of shares of common stock that are being registered for resale hereunder.

(2)                                  Estimated solely for the purpose of calculating the registration fee, and based, pursuant to Rule 457(c), on the average of the most recent high and low prices of the registrant’s common stock as of September 15, 2006, which date is within five business days prior to the initial filing of this registration statement.

(3)                                  These shares were previously registered under a Form S-1 registration statement, File No. 333-124915, which became effective on July 27, 2005 (the “Form S-1). Under Rule 429 of Regulation C, this registration statement on Form S-3 is deemed to amend the Form S-1 post-effectively, and the prospectus included in this registration statement will serve as a combined prospectus for sales of both the shares being registered under this registration statement and the shares that were previously registered under the Form S-1.

(4)                                  The registration fee for these shares was previously paid in connection with the filing of the Form S-1.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Dated September 21, 2006, Subject to Completion

PROSPECT MEDICAL HOLDINGS, INC.

3,299,010 Shares of Common Stock

Offered for Sale by Selling Stockholders

The selling stockholders identified in this prospectus may offer from time to time up to 3,299,010 shares of common stock of Prospect Medical Holdings, Inc.

We have agreed to pay for expenses of the offering.  We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

The selling stockholders may offer and sell their respective shares in transactions on the American Stock Exchange, in negotiated transactions, or both.  These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.  The selling stockholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares or both.

Our common stock is traded on the American Stock Exchange under the symbol “PZZ”.  On September 14, 2006, the last reported sale price of our common stock was $5.63 per share.

Investing in our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of disclosures in this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated                           , 2006.

NOTICE ABOUT FORWARD-LOOKING STATEMENTS

Information presented in this prospectus, and in other documents which are incorporated by reference in this prospectus under the section of this prospectus entitled “Where You Can Find More Information,” that discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, are forward-looking statements.  Forward-looking statements can be identified by the use of words such as “intends,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “expects,” “plans,” and “proposes.”  Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements.  These include, among others, the cautionary statements in the “Risk Factors” section of this prospectus beginning on page 3.  These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements.  When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in the “Risk Factors” section and other sections of this prospectus, and other cautionary statements in documents which are incorporated by reference in this prospectus and listed in “Where You Can Find More Information” on page 7.

ABOUT PROSPECT MEDICAL HOLDINGS, INC.

Prospect Medical Holdings, Inc. manages the medical care of individuals enrolled in health maintenance organization plans in Orange County, California and Los Angeles County, California. We provide management services to affiliated physician organizations that operate as independent physician associations or medical clinics. Our affiliated physician organizations enter into agreements with HMOs to provide HMO plan enrollees with a full range of medical services in exchange for fixed, prepaid monthly fees known as capitation payments.

Through our two management subsidiaries, Prospect Medical Systems and Sierra Medical Management, we have entered into long-term agreements to provide management services to each of our affiliated physician organizations in exchange for a management fee. The management services we provide include HMO contracting, physician recruiting and credentialing, human resources services, claims administration, financial services, provider relations, patient eligibility, medical management including utilization management and quality assurance, data collection and management information systems.

Our management subsidiaries currently provide management services to thirteen affiliated physician organizations, which include Prospect Medical Group, eleven other affiliated physician organizations that Prospect Medical Group owns or controls, and one affiliated physician organization (AMVI/Prospect Health Network) that is an unconsolidated joint venture in which Prospect Medical Group owns a 50% interest. We have utilized Prospect Medical Group, which was our first affiliated physician organization, to acquire the ownership interest in all of our other affiliated physician organizations. Thus, while Prospect Medical group is itself an affiliated physician organization that does the same business in its own service area as all of our other affiliated physician organizations do in theirs, Prospect Medical Group also serves as a holding company for our other affiliated physician organizations. Our consolidated business has grown through the acquisition of IPAs by Prospect Medical Group. Our plan is for Prospect Medical Group to continue to acquire additional IPAs. We do not intend to acquire any additional individual or small medical practices, clinics or medical group practices.

Our thirteen affiliated physician organizations provide medical services to a combined total of approximately 175,300 HMO enrollees at June 30, 2006, including approximately 7,500 AMVI/Prospect Health Network enrollees that we manage for the economic benefit of our partner in this joint venture, and for which we earn management fee income.

Our principal executive offices are located at 400 Corporate Pointe, Suite 525, Culver City, California 90230, and our telephone number is (310) 338-8677.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk.  You should carefully consider the following factors as well as the other information contained and incorporated by reference in this prospectus before deciding to invest.

Decreases in the number of HMO enrollees using our provider networks reduce our profitability and inhibit future growth.

During recent periods, the number of HMO enrollees using our provider networks has declined (not taking into account our recent acquisitions of additional affiliated physician organizations), and management currently anticipates that this trend will continue. The profitability and growth of our business depends largely on the number of HMO members who use our provider networks. We seek to maintain and increase the number of HMO enrollees using our provider networks by monitoring enrollment of the HMOs with which our affiliated physician organizations have contracts, affiliating with additional IPAs and acquiring other management companies. If we are not successful, we may not be able to maintain our profitability or to continue to grow our business in the future. For the years ended September 30, 2001, 2002, 2003, 2004, and 2005 and for the nine months ended June 30, 2006, the decrease in the number of HMO enrollees using our provider networks was 21,400, 3,600, 1,400, 20,700, 26,500 and 12,500 respectively. Estimated revenue reductions associated with the enrollment decreases for those periods were approximately, $5,500,000, $3,500,000, $400,000, $8,200,000 $11,100,000 and $12,800,000, respectively. These estimates assume that enrollment decreased ratably during the indicated periods and, as such, represent approximately 50% of the lost revenue that will be experienced in subsequent periods, when the enrollment decline is in effect for the whole period.

Our working capital deficit could adversely affect our ability to satisfy our obligations as they come due.

We have historically been in a negative working capital position. Having a working capital deficit may signal an impaired ability to pay debts as they come due.

We had negative working capital of $16,695,740, $3,141,414, $681,960 and $1,751,420 as of September 30, 2003, 2004 and 2005, and June 30, 2006, respectively. This represents the difference between our current assets and our current liabilities. The negative working capital is the result of a reduction in cash and cash equivalents that have been used to reduce our bank debt and current liabilities incurred in operations and acquisitions, primarily related to medical expense claims.

As of the fiscal years ended 2003, 2004, and 2005 and the nine months ended June 30, 2006, our indebtedness for capital leases, subordinated seller notes, loans from our Chief Executive Officer, and notes to our bank totaled $6,267,710, $15,008,554, $8,166,667 and $10,200,000. We have historically used cash reserves and cash flow from operations and equity offerings to reduce our indebtedness and fund acquisitions. This, and our recording of reserves for incurred but not reported healthcare expense claims, have been the primary reasons for our negative working capital position at September 30, 2003, 2004, and 2005 and June 30, 2006.

If the value of our goodwill and intangible assets with indefinite useful lives becomes impaired, the impaired portion will have to be written off, which could materially reduce the value of our assets and reduce our net income for the year in which the write-off occurs.

Our intangible assets represent a substantial portion of our assets. As of September 30, 2005, goodwill totaled $31,404,328 and other intangible assets totaled $1,317,614 for a combined total of $32,721,942, and represented approximately 57% of our total assets. As of June 30, 2006, goodwill totaled $38,623,322 and other intangible assets totaled $1,523,495 for a combined total of $40,146,817, and represented approximately 63% of our total assets.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued two standards related to business combinations. The first statement, SFAS No. 141, “Business Combinations,” requires all business combinations after June 30, 2001 to be accounted for using the purchase method and prohibits the pooling-of-interest method of accounting. SFAS No. 141 also states that acquired intangible assets should be separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, non-compete agreements, customer lists and licenses. The second statement, SFAS No. 142 “Goodwill and Other Intangible Assets,” requires that upon adoption, amortization of goodwill and indefinite life intangible assets will cease and instead, the carrying value of goodwill and indefinite life intangible assets will be evaluated for impairment at least on an annual basis, or more frequently if certain indicators are encountered. We have adopted SFAS No. 142. A two-step impairment test is to be used to identify potential goodwill impairment and to measure the amount of goodwill impairment loss to be recognized (if any). The first step of the goodwill impairment test, which is used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.

Any finding that the value of our goodwill and intangible assets has been impaired would require us to write off the impaired portion, which could significantly reduce the value of our assets and reduce our net income for the year in which the write-off occurs. To date, since we adopted SFAS No. 142 for our fiscal year ended September 30, 2002, no impairment has been found and no write-off has been required.

We may not be able to make any additional significant acquisitions without first obtaining additional financing and obtaining the consent of our commercial lender.

Although we have no specific agreements for additional acquisitions of affiliated physician organizations pending, the implementation of our long-term growth strategy depends on additional acquisitions in the future. These future acquisitions may require additional capital resources. No assurance can be given that needed capital will be made available to us.

To finance our ongoing capital requirements, we may, from time to time, issue additional equity securities or incur additional debt. A greater amount of debt or additional equity financing could be required to the extent that our common stock fails to achieve or to maintain a market value sufficient to warrant its use in future acquisitions or to the extent that physician organizations or their related management companies are unwilling to accept common stock in exchange for their businesses. Our ability to issue debt instruments or equity securities in a public or private sale is restricted by the loan agreement with our commercial lender, Residential Funding Corporation. The loan agreement restricts us from using any loan proceeds for acquisitions and prohibits us from borrowing outside of the loan agreement, for acquisitions or otherwise, without the prior written consent of the lender. The loan agreement also prohibits us from using the proceeds of any sale of equity securities except to pay down indebtedness under the loan agreement. Thus, we must obtain the written consent of our lender before we use any loan proceeds for acquisitions and before we issue any debt or equity securities to raise financing for acquisitions. Our lender may grant or withhold such consent in the lender’s sole discretion. If our commercial lender is unwilling to consent to our use of loan proceeds or our issuance of debt or equity securities to finance acquisitions, we may have to abort any growth plan that depends on the use of funds from such debt or equity securities. Even if we obtain required consents from our lender, we may not be able to obtain additional required capital on acceptable terms, if at all. To the extent that additional capital is not available, we may be required to limit our plans for growth. In addition, any capital we may be able to raise could result in increased leverage on our balance sheet, additional interest and financing expense, decreased operating income to fund future expansion, and/or dilution of existing equity owners.

If we are not able to comply with the financial covenants and other conditions required by our loan agreement with our commercial lender, our lender could require full repayment of the loan, which would negatively impact our liquidity and preclude us from making further acquisitions.

We are subject to certain financial covenants and other conditions required by our loan agreement with Residential Funding Corporation, or RFC, including a maximum senior debt/EBITDA ratio, minimum fixed charge coverage ratio, minimum consolidated net worth, minimum liquidity and a limit on capital expenditures. We exceeded the 1.50 maximum senior debt/EBITDA ratio as of September 30, 2004 and December 31, 2004. Our actual senior debt/EBITDA ratio as of those two dates was 1.57 and 1.51, respectively. RFC has waived these covenant violations effective April 7, 2005. RFC has, in addition, agreed to exclude certain items from the covenant computations for a twelve month period. The exclusion of certain items enabled us to meet the minimum fixed charge coverage ratio at December 31, 2004. The company was in compliance with all of its loan covenants as of September 30, 2005 and as of June 30, 2006. However, there can be no assurance that we will be able to meet all of the financial covenants and other conditions required by our loan agreement. RFC may not grant waivers of future covenant violations and could also require full repayment of the loan, which would negatively impact our liquidity and preclude us from making further acquisitions.

Substantially all of our revenues are generated from contracts with a limited number of HMOs, and if our affiliated physician organizations were to lose HMO contracts or to renew HMO contracts on less favorable terms, our revenues and profitability could be significantly reduced.

After a recent consolidation of HMOs, there are now only four large and five smaller HMOs doing business in California, which magnifies the risk of loss of any HMO contract by our affiliated physician organizations. The potential for risk is also magnified because HMO contracts generally have only a one year term, may be terminated earlier without cause upon notice, and, upon renewal, are subject to annual negotiation of capitation rates, covered benefits and other terms and conditions.

We are particularly at risk with respect to the potential loss or renewal on less favorable terms of contracts that our affiliated physician organizations have with four of these HMOs—PacifiCare of California, Blue Cross of California, Health Net of California and Blue Shield of California.

For the fiscal year ended September 30, 2005, contracts with our four largest HMO clients accounted for approximately 75% of our enrollment, of which our contract with PacifiCare of California accounted for approximately 22% of our enrollment, our contract with Health Net of California accounted for approximately 18% of our enrollment, our contract with Blue Cross of California accounted for approximately 19% of our enrollment, and our contract with Blue Shield of California accounted for approximately 16% of our enrollment. During the fiscal year ended September 30, 2005, our contract with PacifiCare of California accounted for $40,155,679 in revenue, or 31% of our total capitation revenue, our contract with Health Net of California accounted for $25,224,324 in revenue, or 20% of our total capitation revenue, our contract with Blue Cross accounted for $21,365,598 in revenue, or 17% of our total capitation revenue and our contract with Blue Shield of California accounted for $14,802,756 in revenue, or 12% of our total capitation revenue. For the fiscal year ended September 30, 2005, PacifiCare, Blue Cross, Health Net and Blue Shield accounted for combined revenue of $101,548,357, or approximately 80% of our total capitation revenue.

For the nine months ended June 30, 2006, contracts with our four largest HMO clients accounted for approximately 78% of our enrollment, of which our contract with PacifiCare of California accounted for approximately 22% of our enrollment, our contract with Health Net of California accounted for approximately 21% of our enrollment, our contract with Blue Cross of California accounted for approximately 20% of our enrollment, and our contract with Blue Shield of California accounted for approximately 15% of our enrollment. During the nine months ended June 30, 2006, our contract with PacifiCare of California accounted for $31,137,641 in revenue, or 31% of our total capitation revenue, our contract with Health Net of California accounted for $19,358,995 in revenue, or 20% of our total capitation revenue, our contract with Blue Cross accounted for $15,809,672 in revenue, or 16% of our total capitation revenue and our contract with Blue Shield of California accounted for $12,088,983 in revenue, or 12% of our total capitation revenue. For the nine months ended June 30, 2006, PacifiCare, Blue Cross, Health Net and Blue Shield accounted for combined revenue of $78,395,291, or approximately 79% of our total capitation revenue.

The loss of contracts with any one of these HMOs could significantly reduce our revenues and profitability.

We have one year automatically renewable contracts with PacifiCare of California, Blue Cross of California, Health Net of California and Blue Shield of California, unless either party provides the other party with 180-days’ notice of such party’s intent not to renew. Under limited circumstances, the HMOs may immediately terminate the contracts for cause; otherwise, termination for cause requires 90 days’ prior written notice with an opportunity to cure. There can be no assurance that we will be able to renew any of these contracts or, if renewed, that they will contain terms favorable to us and our affiliated physician organizations.

Our profitability may be reduced or eliminated if we are not able to manage health care costs of our affiliated physician organizations effectively.

Our success depends in large part on our effective management of health care costs, through control over our affiliated physician organizations through the single shareholder ownership model, controlling utilization of specialty care and other ancillary care and purchasing services at competitive prices. Under the single shareholder model, we have the right, under an assignable option agreement, to designate the sole owner of all of the stock of Prospect Medical Group, which is one of our affiliated physician organizations and also serves as a holding company for all of our other affiliated physician organizations. Our ability to designate the sole owner of Prospect Medical Group gives us the ability to control the management and business policies of our affiliated physician organizations (except for one in which we have only a 50% joint venture ownership interest), including policies for the management of health care costs.

We attempt to control the health care costs of our affiliated physician organizations’ HMO enrollees by emphasizing preventive care, monitoring compliance with pharmacy formularies (i.e., a list of approved pharmaceutical drugs that the HMOs will provide an enrollee at a lesser cost than other drugs), entering into risk sharing agreements with hospitals that have favorable rate structures, and requiring prior authorization for specialist physician referrals. If we cannot continue to improve our management of health care costs, our business, results of operations, financial condition, and ability to satisfy our obligations could be adversely affected.

Under all current HMO contracts, our affiliated physician organizations accept the financial risk for the provision of primary care and specialty physician services, and some ancillary health care services. If we are unable to negotiate favorable prices or rates in contracts with providers of these services on behalf of our affiliated physician organizations, or if our affiliated physician organizations are unable to effectively control the utilization of these services, our profitability could be reduced or eliminated. Our ability to manage health care costs is also diminished to the extent that we are unable to sub-capitate the specialists in our service areas at competitive rates. To the extent that our HMO enrollees require more frequent or extensive care, our operating margins may be reduced and the revenues derived from our capitation contracts may be insufficient to cover the costs of the services provided. If our medical costs substantially exceed our revenues we may be required to infuse additional capital to maintain our provider network and HMO contracts, and there are no assurances that we will achieve profitability after the infusion of capital.

Our operating results could be adversely affected if our actual health care claims exceed our reserves.

We have not consistently had adequate cash resources to retire 100% of our incurred but not reported (i.e., accrued or IBNR) medical claims. As of September 30, 2003, 2004 and 2005 and June 30, 2006, we could retire approximately 60%, 153%, 147% and 131%, respectively, of our accrued medical claims and other health care costs payable using all of our cash and cash equivalents. This percentage will fluctuate as of the particular cut-off dates depending on the IBNR calculations as of each date, the timing of the actual disbursement of claims checks near those dates, the status of specifically reserved items as of those dates, the level of borrowings made as of the given dates and whether there have been any recent acquisitions, and the amount of cash included as part of those acquisitions.

Historically, we have been able to satisfy our claims payment obligations each month out of cash flows from operations and existing cash reserves. However, in the event that our revenues are substantially reduced due to a loss of a significant HMO contract or other factors, our cash flow may not be sufficient to pay off claims on a timely basis, or at all. If we are unable to pay claims timely we may be subject to HMO de-delegation wherein the HMO would take away our claims processing functions and perform the functions on our behalf, charging our affiliated physicians a fee per enrollee, a requirement by the HMO to comply with a corrective action plan, and/or a termination of the HMO contract, which could have a material adverse effect on our operations and results of operations.

We estimate the amount of our reserves for submitted claims and IBNR claims primarily using standard actuarial methodologies based upon historical data. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis, are continually reviewed and are adjusted in current operations as required. As of September 30, 2003, 2004 and 2005 and June 30, 2006, we estimated our IBNR at $10,557,426, $13,323,622, $11,532,328 and $11,318,000 respectively. Given the uncertainties inherent in such estimates, the reserves could materially understate or overstate our actual liability for claims payable. Any increases to these prior estimates could adversely affect our results of operations in future periods.

We may be exposed to liability or fail to estimate IBNR claims accurately if we cannot process our increased volume of claims accurately and timely.

We have regulatory risk for the timely processing and payment of claims. If we are unable to handle increased claims volume, or if we are unable to pay claims timely we may become subject to an HMO corrective action plan or de-delegation (which means that an HMO takes away the claims processing function of the affiliated physician organization and performs that work itself, charging the affiliated physician organization a fee per HMO enrollee per month during which the service is handled by the HMO) until the problem is corrected, and/or termination of the HMO agreement, which could have a material adverse effect on our operations and profitability. In addition, if our claims processing system is unable to process claims accurately, the data we use for our IBNR estimates could be incomplete and our ability to estimate claims liabilities and establish adequate reserves could be adversely affected.

Medicare and private third-party payer cost containment efforts and reductions in reimbursement rates could reduce our revenue and our cash flow.

The health care industry is experiencing a continuing trend toward cost containment as government and private third-party payers seek to impose lower reimbursement and utilization rates and to negotiate reduced payment schedules with health care providers. Changes in Medicare payment rates have reduced fee-for-service payments to physicians. These trends may result in a reduction from historical levels in per patient revenue received by our affiliated physician organizations.

Risk-sharing arrangements that our affiliated physician organizations have with HMOs and hospitals could result in their costs exceeding the corresponding revenues, which could reduce or eliminate any shared risk profitability.

Most of our affiliated physician organizations’ agreements with HMOs and hospitals contain risk-sharing arrangements under which the affiliated physician organizations can earn additional compensation by coordinating the provision of high quality, cost-effective health care to enrollees, but they may also be required to assume a portion of any loss sustained from these arrangements, thereby reducing our net income. Risk-sharing arrangements are based upon the cost of hospital services or other services for which our physician organizations are not capitated. The terms of the particular risk-sharing arrangement allocate responsibility to the respective parties when the cost of services exceeds a budget, which results in a “deficit,” and permit the parties to share in any amounts remaining in the budget, known as a “surplus,” which occurs when actual cost is less than the budgeted amount. The amount of non-capitated and hospital costs in any period could be affected by factors beyond our control, such as changes in treatment protocols, new technologies and inflation. To the extent that such non-capitated and hospital costs are higher than anticipated, revenue paid to our affiliated physician organizations may not be sufficient to cover the risk-sharing deficits they are responsible for, which could reduce our revenues and profitability. It is our experience that “deficit” amounts for hospital costs are applied to offset any future “surplus” amount we would otherwise be entitled to receive. We have historically not been required to reimburse the HMOs for any hospital cost deficit amount. Most of our contracts with HMOs specifically provide that we will not have to reimburse the HMO for hospital cost deficit amounts.

HMOs often insist on withholding negotiated amounts from the affiliated physician organizations’ professional capitation payments, which the HMOs are permitted to retain, in order to cover the affiliated physician organizations’ share of any risk-sharing deficits; and hospitals often demand cash settlements of risk sharing deficits as a “quid pro quo” for joining in these arrangements. Net risk-pool surpluses (deficits) were $(285,154), $(21,610), $1,151,373 and $2,014,812 for the fiscal years ended September 30, 2003, 2004 and 2005 and the nine months ended June 30, 2006, respectively.

In addition to hospital risk-sharing arrangements, many HMOs also provide a risk-sharing arrangement for pharmaceutical costs. Unlike hospital pools where nearly all of the HMO contracts mandate participation by our affiliated physician organizations in the risk sharing for hospital costs, a lesser number of the HMO contracts mandate participation in a pharmacy risk-sharing arrangement, and although (unlike hospital pools) our affiliated physician organizations are generally responsible for their 50% allocation of pharmacy cost deficits, the deficit amounts of pharmacy costs have to date not had a material effect on our revenue.

To date, we have not suffered any losses due to hospital risk arrangements other than offsets (for deficit amounts) against any future surpluses we otherwise would have received. To date our aggregate losses in connection with our pharmacy risk sharing arrangements have been insignificant. Whenever possible, we seek to contractually reduce or eliminate our affiliated physician organizations’ liability for risk-sharing deficits and with respect to pharmacy pools, eliminate their participation in such pools. Notwithstanding the foregoing, risk-sharing deficits could have a significant impact on our future profitability.

If we do not successfully integrate the operations of acquired physician organizations into our service network, our costs could increase, our business could be disrupted, and we may not be able to realize the anticipated benefits from  those acquisitions.

Our strategy for growth is primarily to acquire additional IPAs that specialize in managed care and to realize economies of scale from those acquisitions. However, even if we are successful in acquiring a new physician organization, we may not be successful in integrating its operations into our operating systems. It may be difficult and time consuming to integrate the acquired organization’s management services, including information systems, claims administration, and case management, as well as administrative functions, and, while at the same time managing a larger entity with a differing history, business model and culture. Management may be required to develop working relationships with providers with whom they have had no previous business experience. Management also may not be able to obtain economies of scale from utilizing existing specialists for enrollees in our same service networks. Integration of acquired entities is vital for us to be able to operate effectively and to control medical and administrative costs. If we are not successful in integrating acquired operations on a timely basis, or at all, our business could be disrupted and we may not be able to realize the anticipated benefits of our acquisitions, including cost savings. There may be substantial unanticipated costs associated with acquisition and integration activities, any of which could result in significant one-time charges to earnings or otherwise adversely affect our operating results.

When we acquire operations that have historically operated at a loss, we may not be able to reverse those losses and operate those businesses at a profit, which could reduce our earnings.

From time to time, Prospect Medical Group may acquire the assets of a physician organization that has historically operated at a loss, such as the acquisition of the assets of Health Source Medical Group. We have instituted measures intended to reduce any operating losses and to operate acquired businesses profitably, such as we have done with the acquisition of the assets of Health Source Medical Group. We attempt to reduce operating losses of such acquired businesses by negotiating better capitation rates from the HMOs, negotiating better pricing with the specialist physicians by trading patient volume in exchange for a sub-capitation payment or discounted pricing, and consolidating administrative and back-office functions. Although we were successful in the turnaround of Health Source by employing these strategies, no assurance can be given that we can repeat our performance in the event we acquire another physician organization that has historically operated at a loss. In the event we are not able to reverse those trends and operate the assets profitably, our net earnings could be reduced.

If we are unable to identify suitable acquisition candidates or to negotiate or complete acquisitions on favorable terms, our prospects for growth could be limited.

Although we are regularly in discussions with potential acquisition candidates, it may be difficult to identify suitable acquisition candidates and to negotiate satisfactory terms with them. If we are unable to identify suitable acquisition candidates at favorable prices our ability to grow could be limited.

Any acquisitions we complete in the future could potentially dilute the equity interests of our current stockholders or could increase our indebtedness and cost of debt service, thereby reducing our net income and profitability.

If we issue common stock or other equity securities as consideration for future acquisitions, the issuance of equity could have a dilutive effect on the earnings and market price of our common stock. If we borrow to finance future acquisitions, our indebtedness and cost of debt service could increase, which would reduce our net income and profitability.

We operate in a competitive market; increased competition could adversely affect our revenues.

The managed care industry is highly competitive and is subject to continuing changes in the ways in which services are provided and providers are selected and paid. We are subject to significant competition both with respect to physicians affiliating with our affiliated physician organizations, and in seeking contracts to manage other IPAs.

Some of our competitors have substantially greater financial, technical, managerial, marketing and other resources and experience than we do and, as a result, may compete more effectively than we can. Companies in other health care industry segments, some of which have financial and other resources greater than we do, may become competitors in providing similar services. We may not be able to continue to compete effectively in this industry. Additional competitors may enter our markets and this increased competition may have an adverse effect on our business, financial condition, and results of operations.

Failure to comply with federal and state regulations could result in substantial penalties and changes in business operations.

We and our affiliated physician organizations are subject to numerous federal and state statutes and regulations that are applicable to health care organizations and businesses generally, including the corporate practice of medicine prohibition, federal and state anti-kickback laws and federal and state laws regarding the use and disclosure of patient health information. If our business operations are found to be in violation of any of the laws and regulations to which we are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines, and increased legal expenses, we may be required to make costly changes to our business operations, and we may be excluded from government reimbursement programs. The laws and regulations that we and our affiliated physician organizations are subject to are complex and subject to varying interpretations. Any action against us or our affiliated physician organizations for violation of these laws or regulations, even if we successfully defended against it, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. All of these consequences could have the effect of reducing our revenues, increasing our costs, decreasing our net income, profitability and curtailing our growth.

Future reforms in health care legislation and regulation could reduce our revenues and profitability.

Although we cannot predict what future reforms may be proposed or adopted with respect to health care legislation and regulation, proposals that have been considered include changes in Medicare, Medicaid and other programs, a prescription drug benefit for Medicare, cost controls on hospitals and mandatory health insurance coverage for employees. The costs of implementing some of these proposals could be financed, in part, by reduction of payments to health care providers under Medicare, Medicaid, and other government programs. Future legislation, regulations, interpretations, or other changes to the health care system could reduce our revenues and profitability.

The California Department of Managed Health Care (“DMHC”) has instituted financial solvency regulations mandated by California Senate Bill 260. The regulations are intended to provide a formal mechanism for monitoring the financial solvency of capitated physician groups. Management believes that our affiliated physician organizations that are subject to these regulations will be able to comply with them. However, these regulations could limit the company’s ability to use its cash resources to make future acquisitions.

Under the regulations, our affiliated physician organizations are required to comply with specific criteria, including:

•                  Maintain, at all times, a minimum “cash-to-claims ratio” (where “cash-to-claims ratio” means the organization’s cash, marketable securities and certain qualified receivables, divided by the organization’s total unpaid claims liability. The regulations require a cash-to-claims ratio of 0.60 beginning January 1, 2006; 0.65 beginning July 1, 2006; and 0.75 beginning January 1, 2007.

•                  Submit periodic reports to the DMHC containing various data and attestations regarding performance and financial solvency, including IBNR (incurred but not reported) calculations and documentation, and attestations as to whether or not the organization was in compliance with Knox-Keene Act requirements related to claims payment timeliness, had maintained positive tangible net equity; and had maintained positive working capital.

In a case where an organization is not in compliance with any of the above criteria, the organization would be required to describe in the report submitted to the DMHC the reasons for non-compliance and actions to be taken to bring the organization into compliance.

Further, under these regulations, the DMHC will make public some of the information contained in the reports, including, but not limited to, whether or not a particular physician organization met each of the criteria.

In the event we are not able to meet certain of the financial solvency requirements, and fail to meet subsequent corrective action plans, we could be subject to sanction, or limitations on, or removal of, our ability to do business in California.

Our affiliated physician organizations that are subject to these regulations had a combined cash-to-claims ratio at September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006 of 1.72, 1.23, 1.48 and 1.44, respectively.

Whenever we seek to acquire an IPA, an HMO that has a contract with that IPA could potentially refuse to consent to the transfer of its contract, and this could deter us from completing the acquisition or could deprive us of the enrollees and revenues associated with that HMO contract if we chose to complete the acquisition without the HMO’s consent.

IPA contracts with HMOs typically include provisions requiring the physician group to obtain the HMO’s consent to the transfer of their contract with the IPA before effecting any change in control of the IPA. As a result, whenever we seek to acquire an IPA, the acquisition may be conditioned upon the IPA’s ability to obtain such consent from the HMOs with which it has contracted. Therefore, an acquisition could be delayed while an HMO seeks to determine whether it will consent to the transfer of the IPA. While in our experience the HMOs limit their review to satisfying their regulatory responsibility to ensure that, following the acquisition, the IPA post-acquisition will meet certain financial and operational thresholds, the language in many of the HMO agreements give the HMO the ability to decline to give their consent if they simply do not want to do business with the acquiring entity. If an HMO is unwilling for any reason to give its consent, this could deter us from completing the acquisition, or, if we complete an acquisition without obtaining an HMO’s consent, we could lose the benefit of the enrollees and revenues associated with that HMO’s contract.

Our profitability could be adversely affected by any changes that would reduce payments to HMOs under government-sponsored health care programs.

Although our affiliated physician organizations do not directly contract with the Centers for Medicare & Medicaid Services (a federal agency within the U.S. Department of Health and Human Services), during the fiscal year ended September 30, 2005 our affiliated physician organizations received $46,791,854 in revenues, or approximately 37% of capitation revenues, derived from payments made to the affiliated physician organizations from HMOs that related to contracts with Medicare, Medicaid and other government-sponsored health care programs. Consequently, any change in the regulations, policies, practices, interpretations or statutes adversely affecting payments made to HMOs under these government-sponsored health care programs could reduce our profitability. Declines in enrollees in Medicare Advantage could also have a material adverse effect on our profitability.

For the nine months ended June 30, 2006, our affiliated physician organizations received $34,826,555 in revenues from HMOs that contract with Medicare, Medicaid and other government-sponsored health care programs, which represents approximately 35% of capitation revenues.

Our revenues and profits could be diminished if we lose the services of key physicians in our affiliated physician organizations.

Substantially all of our revenues are derived from management agreements with our affiliated physician organizations. Key physicians in an affiliated physician organization could retire, become disabled, terminate their employment agreements or provider contracts, or otherwise become unable or unwilling to continue generating revenues at the current level, or practicing medicine within the physician organization. Enrollees who have been served by such physicians could choose to enroll with competitors physician organizations, reducing our revenues and profits. Moreover, we may not be able to attract other physicians into our affiliated physician organizations to replace the services of such physicians.

Because our business is currently limited to the Southern California area, any reduction in our revenues and profitability from a local economic downturn would not be offset by operations in other geographic areas.

To date, we have developed our business within only one geographic area to take advantage of economies of scale and the mature managed care market of Southern California. Due to this concentration of business in a single geographic area, we are exposed to potential losses resulting from the risk of an economic downturn in Southern California. If economic conditions deteriorate in Southern California, our enrollment and our revenues may decline, which could significantly reduce our profitability.

We are required to upgrade and modify our management information systems to accommodate growth in our business and changes in technology and to satisfy new government regulations. As we seek to implement these changes, we may experience complications, delays and increasing costs, which could disrupt our business and reduce our profitability.

We have developed sophisticated management information systems that process and monitor patient case management and utilization of physician, hospital and ancillary services, claims receipt and claims payments, patient eligibility and other operational data required by management. These systems may require modifications, improvements or replacements as we expand and as new technologies become available. We may also be required to modify our management information systems in order to comply with new government regulations. For example, regulations adopted under the federal Health Insurance Portability and Accountability Act of 1996 beginning in August 2000 have required us to begin complying with new electronic health care transactions and conduct standards, new uniform standards for data reporting, formatting and coding, and new standards for ensuring the privacy of individually identifiable health information. This required us to make significant changes to our management information systems, at substantial cost. Similar modifications, improvements and replacements may be required in the future at additional substantial cost and could disrupt our operations during periods of implementation. Moreover, implementation of such systems is subject to the availability of information technology and skilled personnel to assist us in creating and implementing the systems. The complications, delays and cost of implementing these changes could disrupt our business and reduce our profitability. During the years ended September 30, 2003, 2004 and 2005 and the nine months ended June 30, 2006, we estimate that the costs incurred by us to upgrade and modify our management information system exclusive of any employee expense have totaled approximately $230,000, $540,000, $230,000 and $126,500. These amounts do not include any of the costs associated with running our company’s information systems department, which currently approximate $3 million annually.

If we were to lose the services of Dr. Terner or other key members of management, we might not be able to replace them in a timely manner with qualified personnel, which could disrupt our business and reduce our profitability and revenue growth.

The success of our business depends, in part, on the continued contributions of key members of our management, including our Chairman and Chief Executive Officer, Jacob Y. Terner, M.D., our President and Chief Operating Officer, Catherine Dickson and our Chief Financial Officer, Mike Heather. If for any reason we were to lose the services of any key member of management, we would need to find and recruit a qualified replacement quickly to avoid disrupting our business and reducing our profitability and revenue growth. We compete with other companies for executive talent, and it may not be possible for us to recruit a qualified candidate on a timely basis, or at all. Currently, we do not maintain any life insurance on our key management personnel, and the only members of our management team that have employment agreements at this time are Dr. Terner and Mr. Heather. Although we have not entered into an employment agreement with Ms. Dickson, our Board of Directors has approved the payment to her of six months’ salary as a severance package in the event we terminate her employment.

On June 30, 1997, Dr. Terner consented, without admitting or denying any of the allegations in a complaint relating to an insider trading investigation by the SEC, except as specifically set forth therein, to the entry of a final judgment of permanent injunction and other relief. The SEC’s investigation involved the trading of Century MediCorp stock in June and July 1992 by persons other than Dr. Terner prior to the public announcement of Century MediCorp’s merger with Foundation Health, a California Health Plan. The judgment permanently restrained and enjoined Dr. Terner from employing any fraudulent device, scheme or artifice, making material misstatements or omitting material statements of fact or engaging in fraudulent or deceitful acts, practices or courses of business in violation of Section 10(b) of the 1934 Act and Rule 10b-5 thereunder. No allegations were made that Dr. Terner had personally engaged in the trading of Century MediCorp stock, or that

Dr. Terner personally profited from any such alleged trading. Dr. Terner was further ordered to pay a civil penalty in the amount of $225,750 under the Insider Trading and Securities Fraud Enforcement Act of 1988.

We and our affiliated physician organizations may become subject to claims of medical malpractice or HMO bad-faith liability claims for which our insurance coverage may not be adequate. Such claims could materially increase our costs and reduce our profitability.

Each of our affiliated physician organizations is involved in the delivery of health care services to the public and, therefore, is exposed to the risk of professional liability claims. The HMOs require our affiliated physician organizations to indemnify the HMOs for losses resulting from the negligence of physicians who were employed by or contracted with the physician organization. Claims of this nature, if successful, could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive. Moreover, in recent years, physicians, hospitals and other participants in the health care industry have become subject to an increasing number of lawsuits alleging medical malpractice, HMO bad-faith liability and related types of claims based on the withholding of approval for or reimbursement of necessary medical services. Many of these lawsuits involve large claims and substantial defense costs. Although we do not engage in the practice of medicine or the provision of medical services, we may also become subject to legal claims alleging that we have committed medical malpractice or we may become a defendant in an HMO bad-faith liability claim.

Our employed physicians at Sierra Medical Group and Pegasus Medical Group are currently insured under policies that cover malpractice on a “claims made” basis, which includes vicarious coverage for each entity. We also carry a policy of managed care errors and omissions insurance, in amounts management deems appropriate, based upon historical claims and the nature and risk of our business. In addition, each of the independent physicians that contract with our affiliated physician organizations is required to maintain professional liability insurance coverage of the physician and of each employee, servant and agent of the physician. Nevertheless, there are exclusions and exceptions to coverage under each insurance policy that may make coverage for any claim unavailable, future claims could exceed the limits of available insurance coverage, existing insurers could become insolvent and fail to meet their obligations to provide coverage for such claims, and such coverage may not always be available or available with sufficient limits and at reasonable cost to adequately and economically insure us and our affiliated physician organizations’ operations in the future. A malpractice or an errors and omissions judgment against us or any of our affiliated physician organizations could materially increase our costs and reduce our profitability.

Fluctuations in our quarterly operating results may make it difficult to predict our future results of operations, which could decrease the market value of our common stock.

Our results of operations for any quarter are not necessarily indicative of results of operations for any future period or full year. Our quarterly results of operations may fluctuate for a number of reasons. Our annual and interim financial statements contain accruals that are calculated quarterly for estimates of incentive payments to be made by the HMOs to our affiliated physician organizations based upon hospital utilization to budgeted costs. Quarterly results have in the past been, and may in the future be, affected by adjustments to such estimates for actual costs incurred. We are subject to quarterly variations in our medical expenses due to fluctuations in patient utilization, legislative and regulatory developments, general economic conditions, and the capitated nature of our revenues. Historically, the affiliated physician organizations and HMOs generally reconcile differences between actual and estimated amounts relating to HMO incentive payment arrangements by the third quarter of each calendar year. In the event that the affiliated physician organizations and HMOs are unable to reconcile such differences, extensive negotiation, arbitration or litigation relating to the final settlement of these amounts may occur. Any delay in the settlement of these amounts may result in our being unable to record anticipated income. As our network expands to include additional IPAs, the timing of these reconciliations may vary; this variation in timing may cause our results not to be directly comparable to corresponding quarters in other years. Our financial statements also include estimates of costs for covered medical benefits incurred by enrollees, which costs have not yet been reported by the providers (incurred but not reported claims). While these estimates are based on information available to us at the time of calculation, actual costs may differ from our estimates of such amounts. If the actual costs differ significantly from the amounts we have estimated, adjustments will be required and quarterly results may be affected. Quarterly results may also be affected by movements of HMO members from one HMO to another, particularly during periods of open enrollment for HMOs, which occur primarily in September, October and January of each year. Additionally, the completion of acquisitions causes fluctuations in our quarterly results, as results of the acquired entities are consolidated with our results for periods following the acquisitions. These factors can make our quarterly results not be directly comparable to the results in corresponding quarters of other years, making it difficult to predict our future results of operations. As a result, our results of operations may fluctuate significantly from period to period, which could decrease the value of our common stock.

The NASD has conducted an informal inquiry regarding trading in our common stock.

On February 3, 2004, we received a notice of inquiry from the National Association of Securities Dealers, Inc., concerning trading in our common stock that took place around the time that we announced the first closing of a private placement of our Series A Preferred Stock. We responded to an NASD request for documents on February 12, 2004 and have received no further contacts from the NASD since that date. However, it is possible that the NASD could continue its inquiry or open a formal investigation. The NASD, or other government agencies, could initiate enforcement proceedings if the NASD concluded that improprieties occurred in connection with the trading.

If we are not able to develop or sustain an active trading market for our common stock, it may be difficult for stockholders to dispose of their common stock.

Our common stock was the subject of limited and sporadic trading on the OTC Bulletin Board from 1996 to 1999. No liquid trading market has existed for our common stock since 1999. Trading of our common stock on the American Stock Exchange began on May 11, 2005. It is uncertain whether we will be able to continue to meet the requirements for listing on the American Stock Exchange, or an alternative exchange or market, or that an active trading market for our common stock will develop. If we do not maintain our American Stock Exchange listing or listing on another exchange or market and an active  market in our common stock does not develop, it may be more difficult for stockholders to dispose of their common stock and could diminish significantly the market value of our common stock.

Even if an active market develops for our common stock, the market price of our stock is likely to be volatile.

Historically, the market prices for shares of health care companies, and smaller capitalization companies generally, have tended to be volatile. It is likely that the market price for our common shares will also be volatile. The price for our common stock may be influenced by many factors, including announcements of legislation or regulation affecting the health care industry in general and reimbursement for health care services in particular, the depth and liquidity of the market for our common stock, investor perception and fluctuations in our operating results and market conditions.

If our common stock becomes subject to the SEC’s penny stock rules, our stockholders may find it difficult to sell their stock.

If we do not maintain the American Stock Exchange listing for our common stock or a listing of our common stock on another national securities exchange, and if the trading price of our common stock is less than $5.00 per share, our common stock will become subject to the SEC’s penny stock rules. Before a broker-dealer can sell a penny stock, the penny stock rules require the firm to first approve the customer for the transaction and receive from the customer a written agreement to the transaction. The firm must furnish the customer a document describing the risks of investing in penny stocks. The broker-dealer must tell the customer the current market quotation, if any, for the penny stock and the compensation the firm and its broker will receive for the trade.

Finally, the firm must send monthly account statements showing the market value of each penny stock held in the customer’s account. These disclosure requirements tend to make it more difficult for a broker-dealer to make a market in penny stocks, and could, therefore, reduce the level of trading activity in a stock that is subject to the penny stock rules. Consequently, if our common stock becomes subject to the penny stock rules, our stockholders may find it difficult to sell their shares.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock offered pursuant to this prospectus.

SALES BY SELLING STOCKHOLDERS

Except as noted with respect to selling stockholders listed in the following table, none of the selling stockholders has held any position or office or had a material relationship with us during the past three years other than as a result of the ownership of our common stock.

The following table is based on information supplied to us by the selling stockholders identified in the table.  The table sets forth, as to the selling stockholders identified in the table, the number of shares of common stock that each selling stockholder beneficially owns, the number of shares of common stock beneficially owned by each selling stockholder that may be offered for sale from time to time by this prospectus and the number of shares and percentage of common stock to be held by each such selling stockholder assuming the sale of all the common stock offered hereby.

We may amend or supplement this prospectus from time to time to update the disclosures set forth in this prospectus.

Name of Selling Stockholder	Securities Beneficially Owned Prior to Offering (1)	Securities Offered for Sale	Securities Beneficially Owned After Offering (2)	Percentage Ownership After Offering (3)

Adair, Lincoln & Adair, Sally	5,000	5,000	0	*
C.R. Alexander TTEE, C.R. Alexander Trust dtd 9/4/79 (4)	4,545	4,545	0	*
Al-Mousa,Waddah	8,181	8,181	0	*
Amco Investments Ltd.	30,000	30,000	0	*
Anderson AA, LP	4,000	4,000	0	*
Blue & Gold Enterprises LLC (5)	1,000	1,000	0	*
Baker, Christopher	20,000	20,000	0	*
Joe N. & Jamie Behrendt Revocable Trust 10/20/96 (6)	5,000	5,000	0	*
Bell, Lon	20,000	20,000	0	*
Bennie, Robert	5,000	5,000	0	*
Benton, Jeffrey	20,000	20,000	0	*
Robert Berger T/A Retail Advisory Group	2,000	2,000	0	*
Berger, Roger	2,000	2,000	0	*
Delaware Charter G&T Co FBO Elizabeth H. Bone SEP IRA (7)	3,000	3,000	0	*
Santa Olivia Properties, LLC (8)	20,000	20,000	0	*
Burris, Don	2,000	2,000	0	*
Cadenasso, Richard & Marian	5,000	5,000	0	*
Callahan, William J. & Joan M.	40,000	40,000	0	*
Caspersson, Jr., Sten	2,727	2,727	0	*

Name of Selling Stockholder	Securities Beneficially Owned Prior to Offering (1)	Securities Offered for Sale	Securities Beneficially Owned After Offering (2)	Percentage Ownership After Offering (3)
Chiamulera, Paul	2,000	2,000	0	*
Chicago Private Investments, Inc.	45,000	45,000	0	*
Christie, James F.	3,000	3,000.	0	*
CIBC Trust Company (Bahamas) Limited as Trustee of T-555	175,000	175,000	0	*
Cleary, John	4,600	4,600	0	*
Cohen, Stephen	4,000	4,000	0	*
Conroy, Kevin	20,000	20,000	0	*
Paul Cosgrave Retirement Plan (9)	9,090	9,090	0	*
D’ Addario, David	4,545	4,545	0	*
Davis, Bruce A & Barbara K	4,000	4,000	0	*
Delore, Gerard	2,000	2,000	0	*
Dent, David	20,000	20,000	0	*
Spencer Trask Private Equity Fund II (10)	40,909	40,909	0	*
Spencer Trask Private Equity Accredited Fund III, LLC (11)	51,818	51,818	0	*
Spencer Trask Illumination Fund (12)	49,090	49,090	0	*
Spencer Trask Private Equity Fund I (13)	81,818	81,818	0	*
Lincoln Associates LLC (14)	4,545	4,545	0	*
FTC & Co., Nominee FBO Wayne Edgerton - FT IRA (15)	10,000	10,000	0	*
First Tracks Equity Ventures, Inc.(16)	20,000	20,000	0	*
Bel Air Associates, LLC (17)	9,090	9,090	0	*
Epstein, David	4,546	4,546	0	*
Fabiani, Joseph	3,500	3,500	0	*
Donald Farley Inter-Vivos Trust, U/A/D 7/31/98 (18)	9,090	9,090	0	*
Fenske, Reiner	5,000	5,000	0	*
Fenton, David M. & Elizabeth Jane	4,545	4,545	0	*
Meadowbrook Capital Corp. Profit Sharing Plan (19)	20,000	20,000	0	*
Finley, W. Thomas & Wendy W	3,000	3,000	0	*
Finzi, Michel	4,000	4,000	0	*
Fleisig, Jonathan	40,000	40,000	0	*
Fragetti, Gerard	5,000	5,000	0	*
John P. Funkey Revocable Trust 2/26/90 (20)	4,000	4,000	0	*
John P Funkey Revocable Trust 2/26/90 (21)	5,000	5,000	0	*
Crisostomo B. Garcia Trust (22)	5,000	5,000	0	*
Gault, Harold	20,000	20,000	0	*
Denis R. Giblin (Dec’d) Trust (23)	2,000	2,000	0	*
Gilbert, Alfred	2,000	2,000	0	*
Gilbert, Alfred	2,000	2,000	0	*
Gilson, David	6,000	6,000	0	*
Ginsburg, Jerome	10,000	10,000	0	*
Goekjian, Samuel	5,000	5,000	0	*
Gould, Peter	5,000	5,000	0	*
Gozlan, Maurice & Stacy	5,500	5,500	0	*
The Brice T. Hall Family Trust (24)	3,000	3,000	0	*
Hartigan, Joseph & Mary Ellen	5,000	5,000	0	*
Robert Hauptfuhrer Family Partnership (25)	20,000	20,000	0	*
Harold A. Havekotte Inc. Pension Plan 11/28/80 (26)	2,000	2,000	0	*
DCG&T c/f Robert G. Heidenreich IRA (27)	4,000	4,000	0	*
Fritas AS (28)	20,000	20,000	0	*
Hughey, Byron C & Julie L.	3,000	3,000	0	*

Name of Selling Stockholder	Securities Beneficially Owned Prior to Offering (1)	Securities Offered for Sale	Securities Beneficially Owned After Offering (2)	Percentage Ownership After Offering (3)
Johnson, Craig & Young, Kimberly	10,000	10,000	0	*
Kanter Family Foundation	45,000	45,000	0	*
Kanter, Joel S. (29)	5,000	5,000	0	*
Kanter, Joshua	5,000	5,000	0	*
John J. Kealy Revocable Trust dated 8/15/96, John J. Kealy Trustee (30)	3,000	3,000	0	*
Keenan, Steven & Marilyn	20,000	20,000	0	*
Kenney, TG	4,000	4,000	0	*
Delaware Charter G&T Co. FBO Benjamin King IRA (31)	5,000	5,000	0	*
Delaware Charter G&T Co. FBO Benjamin King IRA (32)	2,000	2,000	0	*
Klein, Robert	20,000	20,000	0	*
Klingenstein, William	40,000	40,000	0	*
Kokales, John	3,000	3,000	0	*
Kostal, Kenneth	4,545	4,545	0	*
Athanasios Koukoulis (33)	1,000	1,000	0	*
DCG&T Co. FBO Warren Kramer IRA (34)	4,000	4,000	0	*
Kroening, John C.	10,000	10,000	0	*
Lamb, J Allen	10,000	10,000	0	*
Lebwohl, Mark	5,000	5,000	0	*
Link, Matthew	2,000	2,000	0	*
Loegering, Charles	5,000	5,000	0	*
Mandell, Richard	5,000	5,000	0	*
Robert F. Mann Revocable Trust U/A/D 1/29/91 (35)	2,000	2,000	0	*
Robert F. Mann Revocable Trust U/A/D 1/29/91 (36)	3,000	3,000	0	*
FTC & Co. Nominee FBO Sophia Martin (37)	5,272	5,272	0	*
Schreuder, Fredrik	10,000	10,000	0	*
Mernick, Robert	20,000	20,000	0	*
Mid-Pacific Investment Group	10,000	10,000	0	*
FTC & Co. Nominee FBO Rodney Miller (38)	3,636	3,636	0	*
Miller, Matthew	10,000	10,000	0	*
Milne, Lawrence W. & Debra J.	3,272	3,272	0	*
Milne, Lawrence W. & Debra J.	1,600	1,600	0	*
Delaware Charter Guarantee and Trust Co. FBO Richard Mish IRA (39)	2,272	2,272	0	*
Mish, Richard J.	2,272	2,272	0	*
Mittleman, Gary	5,000	5,000	0	*
Frank & Linda Mobley Trust (40)	4,000	4,000	0	*
E.A. Moos & CO LP (41)	20,000	20,000	0	*
Muster, Franz	10,000	10,000	0	*
Nance, Robert	2,000	2,000	0	*
Nichols, Michael	7,091	7,091	0	*
Mel Okeon M.D. Med. Corp Profit Sharing Trust (42)	20,000	20,000	0	*
Oliphant, James	4,545	4,545	0	*
Olsen, Elizabeth	1,000	1,000	0	*
Omenn, Gilbert	10,000	10,000	0	*
Oppenheimer & Marchitelli Profit Sharing Plan (43)	3,000	3,000	0	*
Oppenheimer, Peter & Sandi	3,000	3,000	0	*
Orlando, John	10,000	10,000	0	*
Mallory M. Parmerlee Trust Share Mallory M. & Judy Parmerlee Co Trustees UTDA 3/7/89 (44)	3,636	3,636	0	*

Name of Selling Stockholder	Securities Beneficially Owned Prior to Offering (1)	Securities Offered for Sale	Securities Beneficially Owned After Offering (2)	Percentage Ownership After Offering (3)
Parsons, Roger D.	4,000	4,000	0	*
Patel, Suresh	2,000	2,000	0	*
Perl, Sheldon & Ruth	10,000	10,000	0	*
Peterson, Ronald & Judy	20,000	20,000	0	*
The Paul F Petrus Rev Trust of 1988 UAD 4-15-88 (45)	5,000	5,000	0	*
Radin, H.W.	10,000	10,000	0	*
Raju, Dr. V.J.L.K. & Dr. Govind S	4,545	4,545	0	*
Rothman, Elisha	10,000	10,000	0	*
Russey, Richard	2,727	2,727	0	*
Saker, Wayne	10,000	10,000	0	*
Castlerigg Master Investments Ltd. (46)	300,000	300,000	0	*
Hanam Capital Corporation (47)	5,000	5,000	0	*
Scheffel, Richard	2,000	2,000	0	*
Schreuder, Fredrik	30,000	30,000	0	*
Schulman Associates	5,000	5,000	0	*
Schulman Associates	2,000	2,000	0	*
Schwartz, Larry	2,000	2,000	0	*
Schwartz-Giblin, Susan	2,000	2,000	0	*
Seiden, Donald	5,000	5,000	0	*
Sessoms, Allen	2,000	2,000	0	*
Shrawder, J. Edward	4,545	4,545	0	*
Sidhu, Harinder & Suzanne	5,000	5,000	0	*
Delaware Charter GTY & TR Penni Broersma Sodi (48)	2,272	2,272	0	*
Sweetland L.L.C. (49)	2,000	2,000	0	*
Soyak, James & Deborah	14,400	14,400	0	*
Sutton, Patrick	5,000	5,000	0	*
Ship Commodities International Inc. (50)	5,454	5,454	0	*
Ship Commodities International Inc. (51)	4,545	4,545	0	*
Thorpe, Kenneth E.	2,000	2,000	0	*
Tripodi, Daniel & Sharon	3,000	3,000	0	*
Delaware Charter Guarantee & Trust Co. c/f Charles T. Tully (52)	10,000	10,000	0	*
Sam V. Vail CGM IRA Rollover Custodian (53)	4,545	4,545	0	*
Darrell D. Vore & Marilyn Trust (54)	5,000	5,000	0	*
Wales, Thomas G.	4,000	4,000	0	*
Weinger, Jerry & Lili	20,000	20,000	0	*
Weir, Paul J.	4,545	4,545	0	*
Weisbeck, Kevin	3,000	3,000	0	*
Weissman, Walt	36,364	36,364	0	*
Wells Yachts Inc. Pen/Plan DTD 1/1/83, Clinton Wells TTEE (55)	2,000	2,000	0	*
William C. Wetzel TTEE for the Livingston, Berger, Brandt & Schroeder Self Employment Ret Plan DTD 9/30/94 FBO Richard E. Stites (56)	5,000	5,000	0	*
DIYR Plans Inc. Money Purchase Plan Trust as adopted by Don Wheeler Enterprises, Inc. (57)	20,000	20,000	0	*
Williams, Clinton	2,000	2,000	0	*

Name of Selling Stockholder	Securities Beneficially Owned Prior to Offering (1)		Securities Offered for Sale		Securities Beneficially Owned After Offering (2)	Percentage Ownership After Offering (3)
Ralph C. Wintrode Trust dtd May 9, 2001 (58)	4,000		4,000		0	*
Lester O. Wuerfl Tr. (59)	3,545		3,545		0	*
Alexander, Bruce	4,077	+	4,077	+	0	*
Aquilina, Charles	680	+	680	+	0	*
Aquino, Arnel	680	+	680	+	0	*
Aviles, Sharon	846	+	846	+	0	*
Bachthaler, Helen	272	+	272	+	0	*
Baselice, Donna	2,039	+	2,039	+	0	*
Baumberger, Roger	4,077	+	4,077	+	0	*
Benedict, James	4,077	+	4,077	+	0	*
Cabo, Laura	252	+	252	+	0	*
Caffarone, Deanna	680	+	680	+	0	*
Cardone, Scott	680	+	680	+	0	*
Cates, Troy	680	+	680	+	0	*
Cubeiro-Iglesias, Rosa	475	+	475	+	0	*
De Vienne, Arnaud	1,427	+	1,427	+	0	*
DeWaay Holding Co LP	5,112	+	5,112	+	0	*
DiGiacinto, David	4,077	+	4,077	+	0	*
Dioguardi, William (60)	28,391	+	26,058	+	0	*
Donahue, Heather	867	+	867	+	0	*
Ellis, Diann	680	+	680	+	0	*
Farley, Donald	4,757	+	4,757	+	0	*
Gatti Jr., Joseph	680	+	680	+	0	*
Goldblatt, Janine	680	+	680	+	0	*
Hanley, Tara	680	+	680	+	0	*
Happel, Kathryn	152	+	152	+	0	*
Harrigan, Todd	4,374	+	4,374	+	0	*
Heidenreich, John	1,213	+	1,213	+	0	*
Hermann, Timothy	6,946	+	6,946	+	0	*
Heuer, Kenneth	1,586	+	1,586	+	0	*
Higgins, John	6,116	+	6,116	+	0	*
Hochman, David	4,757	+	4,757	+	0	*
Hoffmann, Susan	2,008	+	2,008	+	0	*
Landskowsky, David	680	+	680	+	0	*
Latchford, Paul	4,757	+	4,757	+	0	*
Lederer, William	1,586	+	1,586	+	0	*
Lerer, Bruno	8,486	+	8,486	+	0	*
Liberty Associates	400	+	400	+	0	*
Loury, Kirk	86	+	86	+	0	*
Luken, Ronald	4,077	+	4,077	+	0	*
Manning, Robert	1,586	+	1,586	+	0	*
McCarthy, Erika	680	+	680	+	0	*
Meinichuk, Rosemarie	692	+	692	+	0	*
Michael, David	206	+	206	+	0	*
Mish, Richard	6,431	+	6,431	+	0	*
Nicholson, Steve	466	+	466	+	0	*
Olsen, Elizabeth	2,039	+	2,039	+	0	*
Paul, Eric	2,039	+	2,039	+	0	*
Peress, Tanya	680	+	680	+	0	*

Name of Selling Stockholder	Securities Beneficially Owned Prior to Offering (1)		Securities Offered for Sale		Securities Beneficially Owned After Offering (2)	Percentage Ownership After Offering (3)
Phillips, Jessica	2,039	+	2,039	+	0	*
Piccinonno, Angela	408	+	408	+	0	*
Porfeli, Joseph	4,757	+	4,757	+	0	*
Provence, Alida	680	+	680	+	0	*
Ramlall, Richard	4,077	+	4,077	+	0	*
Read, Susan	680	+	680	+	0	*
Rubenstein, Eric	389	+	389	+	0	*
Santos, Antonio	680	+	680	+	0	*
Schulte, Scott	2,468	+	2,468	+	0	*
Segal, Aaron	7,320	+	7,320	+	0	*
Segura, Spencer	120,262	+	115,262	+	5,000	*
Siek, Michael	15,485	+	15,485	+	0	*
Silverman, Michael	2,340	+	2,340	+	0	*
Snelling, Allen	9,360	+	9,360	+	0	*
Soler, Lydia	1,586	+	1,586	+	0	*
Spencer Trask & Co.	89,919	+	89,919	+	0	*
Spongberg, Donald	11,188	+	11,188	+	0	*
Stern, Adam	58,120	+	58,120	+	0	*
Terzini, Christopher	2,039	+	2,039	+	0	*
Thomas, Matthew	5,842	+	5,842	+	0	*
Vail, Samuel	5,549	+	5,549	+	0	*
VSR Financial Services Inc.	430	+	430	+	0	*
Waters, Rachael	680	+	680	+	0	*
Wisotsky, Joshua	2,394	+	2,394	+	0	*
Woodfield, William	3,398	+	3,398	+	0	*
Zervoulei, Carol	1,757	+	1,757	+	0	*
Paul Amir (61)	554,129		72,816	+	481,313	6.8
Karunyan Arulanantham	464,002		65,535	+	398,467	5.6
Parry Cameron (62)	1,854		878	+	976	*
Michael Dowell (63)	20,997		6,152	+	14,845	*
Theodore Dutton	141,571		29,127	+	112,444	1.6
Shirley J Goldenberg Ttee	14,563	+	14,563	+	0	*
Robert Goldstein	234,907		14,563	+	220,344	3.1
Henry A. Holguin (64)	25,484	+	25,484	+	0	*
Jay Jayakumar (65)	113,482		7,282	+	106,200	1.5
Stewart Kahn (66)	110,283		25,000		85,283	*
Tom Maloof	7,282	+	7,282	+	0	*
Dale S. Miller (67)	55,375	+	55,375	+	0	*
Sinnadurai E. Moorthy (68)	389,740		29,127	+	362,613	5.1
Melvin Reich	21,099	+	21,099	+	0	*
Frederick L. Simmons	211,652		29,127	+	182,525	2.6
Roger W. Stephens	4,369	+	4,369	+	0	*
Larry Tashjian	19,584		7,282	+	12,302	*
Jacob Y. Terner (69)	1,523,851		72,816	+	1,451,035	18.1
Howard Unterberger (70)	40,136		11,425	+	28,711	*
J. Brad Wiggins (71)	6,152	+	6,152	+	0	*
Kimberlin Family 1998 Irrevocable Trust (72)	350,563	+	350,563	+	0	*
Spencer F. Segura Gift Trust (73)	219,803		219,803		0	*

*          Less than 1%.

+          Issuable upon the exercise of warrants.

(1)       Except as otherwise noted herein, the number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right.  Unless otherwise indicated in the footnotes, each person has sole voting and investment power, or shares such powers with his or her spouse, with respect to the shares shown as beneficially owned.

(2)       Assumes the sale of all shares of common stock offered hereby.

(3)       Assumes that the current total of 7,161,977 shares of common stock will be outstanding at the completion of the offering.

(4)       Cliff Alexander has investment and voting control over the shares held by C.R. Alexander TTEE, C.R. Alexander Trust dated 9/4/79

(5)       Steve Antebi has investment and voting control over the shares held by Blue & Gold Enterprises LLC

(6)       Joe & Jamie Behrendt have investment and voting control over the shares held by Joe N. & Jamie Behrendt Revocable Trust 10/20/96

(7)       Elizabeth Bone has investment and voting control over the shares held by Delaware Charter G&T Co FBO Elizabeth H. Bone SEP IRA

(8)       James Bonvissuto has investment and voting control over the shares held by Santa Olivia Properties, LLC

(9)       Paul Cosgrave has investment and voting control over the shares held by Paul Cosgrave Retirement Plan

(10)     Kevin Kimberlin has investment and voting control over the shares held by Spencer Trask Private Equity Fund II

(11)     Kevin Limberlin has investment and voting control over the shares held by Spencer Trask Private Equity Accredited Fund III, LLC

(12)     Kevin Kimerblin has investment and voting control over the shares held by Spencer Trask Illumination Fund

(13)     Kevin Kimberlin has investment and voting control over the shares held by Spencer Trask Private Equity Fund I

(14)     William Dioguardi has investment and voting control over the shares held by Lincoln Associates LLC

(15)     Wayne Edgerton has investment and voting control over the shares held by FTC & Co., Nominee FBO Wayne Edgerton - FT IRA

(16)     Arlo Ellison has investment and voting control over the shares held by First Tracks Equity Ventures, Inc.

(17)     Jerry Engel has investment and voting control over the shares held by Bel Air Associates, LLC

(18)     Donald Farley has investment and voting control over the shares held by  Donald Farley Inter-Vivos Trust, U/A/D 7/31/98

(19)     Louis Ferrari has investment and voting control over the shares held by Meadowbrook Capital Corp. Profit Sharing Plan

(20)     John P. Funkey has investment and voting control over the shares held by John P. Funkey Revocable Trust 2/26/90

(21)     John P. Funkey has investment and voting control over the shares held by John P Funkey Revocable Trust 2/26/90

(22)     Crisostomo B. Garcia has investment and voting control over the shares held by Crisostomo B. Garcia Trust

(23)     Denis R. Giblin has investment and voting control over the shares held by Denis R. Giblin (Dec’d) Trust

(24)     Brice T. Hall has investment and voting control over the shares held by The Brice T. Hall Family Trust

(25)     Robert Hauptfuhrer has investment and voting control over the shares held by Robert Hauptfuhrer Family Partnership

(26)     Harold A. Havekotte has investment and voting control over the shares held by Harold A. Havekotte Inc. Pension Plan 11/28/80

(27)     Robert G. Heidenreich has investment and voting control over the shares held by DCG&T c/f Robert G. Heidenreich IRA

(28)     Ove Hoegh has investment and voting control over the shares held by Fritas AS

(29)     Joel S. Kanter is a director of Prospect Medical Holdings

(30)     John J. Kealy has investment and voting control over the shares held by John J. Kealy Revocable Trust dtd 8/15/96 John J. Kealy TTEE

(31)     Benjamin King has investment and voting control over the shares held by Delaware Charter G&T Co. FBO Benjamin King IRA

(32)     Benjamin King has investment and voting control over the shares held by Delaware Charter G&T Co. FBO Benjamin King IRA

(33)     Tommy Koukoulis has investment and voting control over the shares held by Athanasios Koukoulis

(34)     Warren Kramer has investment and voting control over the shares held by DCG&T Co. FBO Warren Kramer IRA

(35)     Robert F. Mann has investment and voting control over the shares held by Robert F. Mann Revocable Trust U/A/D 1/29/91

(36)     Robert F. Mann has investment and voting control over the shares held by Robert F. Mann Revocable Trust U/A/D 1/29/91

(37)     Sophia Martin has investment and voting control over the shares held by FTC & Co. Nominee FBO Sophia Martin

(38)     Rodney Miller has investment and voting control over the shares held by FTC & Co. Nominee FBO Rodney Miller

(39)     Richard Mish has investment and voting control over the shares held by Delaware Charter Guarantee and Trust Co. FBO Richard Mish IRA

(40)     Frank Mobley has investment and voting control over the shares held by Frank & Linda Mobley Trust

(41)     Edward Moos has investment and voting control over the shares held by E.A. Moos & CO LP

(42)     Mel Okeon has investment and voting control over the shares held by Mel Okeon M.D. Med. Corp Profit Sharing Trust

(43)     Roberto Marchitelli has investment and voting control over the shares held by Oppenheimer & Marchitelli Profit Sharing Plan

(44)     Mallory M. Parmerlee has investment and voting control over the shares held by Mallory M. Parmerlee Trust Share Mallory M. & Judy Parmerlee Co Trustees UTDA 3/7/89

(45)     Paul Petrus has investment and voting control over the shares held by THE PAUL F PETRUS REV TRUST OF 1988 UAD 4-15-88

(46)     Sandell Asset Management Corp. (“SAMC”) is the investment manager of Castlerigg Master Investments Ltd. (“Castlerigg Master Investments”). Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments. Castlerigg International Limited (“Castlerigg International”) is the controlling shareholder of Castlerigg International Holdings (“Holdings”). Holdings is the controlling shareholder of Castlerigg Master Investments. Each of Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments. SAMC, Mr. Sandell, Holdings and Castlerigg International each disclaim beneficial ownership of the securities with respect to which indirect beneficial ownership is described.

(47)     Robert Schairer has investment and voting control over the shares held by Hanam Capital Corporation

(48)     Penni Sodi has investment and voting control over the shares held by Delaware Charter GTY & TR Penni Broersma Sodi

(49)     Louis Southworth has investment and voting control over the shares held by Sweetland L.L.C.

(50)     Celia Tate has investment and voting control over the shares held by Ship Commodities International  Inc.

(51)     Celia Tate has investment and voting control over the shares held by Ship Commodities International  Inc.

(52)     Chuck Tully has investment and voting control over the shares held by Delaware Charter Guarantee & Trust Co. c/f Charles T. Tully

(53)     Sam Vail has investment and voting control over the shares held by Sam V. Vail CGM IRA Rollover Custodian

(54)     Darrell D. Vore has investment and voting control over the shares held by Darrell D. Vore & Marilyn Trust

(55)     Clinton Wells has investment and voting control over the shares held by Wells Yachts Inc. Pen/Plan DTD 1/1/83, Clinton Wells TTEE

(56)     William Wetzel has investment and voting control over the shares held by William C. Wetzel TTEE for the Livingston, Berger, Brandt & Schroeder Self Employment Ret Plan DTD 9/30/94 FBO Richard E. Stites

(57)     Donald Wheeler has investment and voting control over the shares held by DIYR Plans Inc. Money Purchase Plan Trust as adopted by Don Wheeler Enterprises, Inc.

(58)     Ralph Wintrode has investment and voting control over the shares held by Ralph C. Wintrode Trust dtd May 9, 2001

(59)     Lester O. Wuerfl has investment and voting control over the shares held by Lester O. Wuerfl Tr.

(60)     See also footnotes 14 and 72 and accompanying text.

(61)     Paul Amir holds these shares as trustee of the Herta and Paul Amir Family Trust.

(62)     Mr. Cameron was a partner of Miller &Holguin LLP, which served as outside legal counsel to the registrant through December 31, 2005, and is a senior attorney with Stephan, Oringher, Richman, Theodora & Miller, P.C., which has served as outside legal counsel to the registrant since January 1, 2006.

(63)     Mr. Dowell was a partner of Miller &Holguin LLP, which served as outside legal counsel to the registrant through December 31, 2005, and is a senior attorney with Stephan, Oringher, Richman, Theodora & Miller, P.C., which has served as outside legal counsel to the registrant since January 1, 2006.

(64)     Mr. Holguin was a partner of Miller &Holguin LLP, which served as outside legal counsel to the registrant through December 31, 2005.

(65)     Mr. Jaykumar is the president of Sierra Medical Management, a subsidiary of the registrant.

(66)     Mr. Kahn serves as Executive Vice President and Corporate Secretary of the registrant.

(67)     Mr. Miller was a partner of Miller &Holguin LLP, which served as outside legal counsel to the registrant through December 31, 2005, and is a senior attorney with Stephan, Oringher, Richman, Theodora & Miller, P.C., which has served as outside legal counsel to the registrant since January 1, 2006.

(68)     Mr. Moorthy served as a Director of the registrant until 2003.

(69)     Dr. Terner serves as Chairman and Chief Executive Officer and a Director of the registrant.

(70)     Mr. Unterberger was a partner of Miller &Holguin LLP, which served as outside legal counsel to the registrant through December 31, 2005, and is a senior attorney with Stephan, Oringher, Richman, Theodora & Miller, P.C., which has served as outside legal counsel to the registrant since January 1, 2006.

(71)     Mr. Wiggins was a partner of Miller &Holguin LLP, which served as outside legal counsel to the registrant through December 31, 2005, and is a senior attorney with Stephan, Oringher, Richman, Theodora & Miller, P.C., which has served as outside legal counsel to the registrant since January 1, 2006.

(72)     Kevin Kimberlin has voting and investment control over the shares held by The Kimberlin Family 1998 Trust. See also footnotes 10, 11, 12 and 13 and accompanying text.

(73)     William Dioguardi has voting and investment control over the shares held by the Spencer F. Segura Gift Trust. These shares include 186,470 shares that are issuable upon the exercise of warrants.

PLAN OF DISTRIBUTION

The shares of common stock offered by this prospectus may be offered and sold by the selling stockholders named in this prospectus, by their donees, or by their other successors in interest.  We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, other than fees of counsel, if any, retained individually by the selling stockholders (except for payment of up to $5,000 of fees and disbursements of one counsel for those selling stockholders having registration rights under the terms of our private placement that concluded on March 31, 2004) and excluding any discounts or commissions payable with respect to sales of the shares.

The selling stockholders may offer and sell the shares from time to time in transactions on the American Stock Exchange at market prices prevailing at the time of sale.  The selling stockholders may also offer and sell the shares from time to time in private transactions at negotiated prices.  The selling stockholders may sell their shares directly or to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both.  Such compensation may be in excess of customary commissions.

Alternatively, the selling stockholders may elect to sell their respective shares that are covered by this prospectus in transactions that comply with the requirements of Rule 144 under the Securities Act of 1933.

From time to time, a selling stockholder may pledge or grant a security interest in some or all of the shares which the selling stockholder owns.  If a selling stockholder defaults in the performance of the selling stockholder’s secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus (except, in some cases, if the pledgees or secured parties are broker-dealers or are affiliated with broker-dealers).  The selling stockholders also may transfer and donate shares in other circumstances.  Donees may also offer and sell the shares from time to time by this prospectus (except, in some cases, if the donees are broker-dealers or are affiliated with broker-dealers).

The number of shares beneficially owned by a selling stockholder will decrease as and when a selling stockholder donates such stockholder’s shares or defaults in performing obligations secured by such stockholder’s shares.  The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.  If we are notified that a donee, pledgee or other successor in interest of a selling stockholder intends to sell more than 500 shares of our common stock, we will file a supplement to this prospectus which includes all of the information required to be disclosed by Item 507 of Regulation S-K.  Further, we will file a post-effective amendment to this registration statement upon notification of any change in the plan of distribution.

The selling stockholders and any broker-dealers acting in connection with the sale of the shares covered by this prospectus may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit realized by them on the resale of the shares as principals may be deemed to be underwriting compensation under the Securities Act of 1933.

We have agreed to indemnify the selling stockholders against liabilities they may incur as a result of any untrue statement or alleged untrue statement of a material fact in the registration statement of which this prospectus forms a part, or any omission or alleged omission in this prospectus or the registration statement to state a material fact necessary in order to make the statements made not misleading.  This indemnification includes liabilities that the selling stockholders may incur under the Securities Act of 1933.  We do not have to give such indemnification if the untrue statement or omission or alleged untrue statement or omission was made in reliance upon and in conformity with information furnished in writing to us by the selling stockholders for use in this prospectus or the registration statement.

We have advised the selling stockholders of the requirement for delivery of this prospectus in connection with any sale of the shares.  We have also advised the selling stockholders of the relevant cooling off period specified by Regulation M and restrictions upon the selling stockholders’ bidding for or purchasing our securities during the distribution of shares.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, New York, New York.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the securities offered under this prospectus will be passed upon for us by Stephan, Oringher, Richman, Theodora & Miller, P.C., attorneys at law, Los Angeles, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended September 30, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the common stock offered by this prospectus.  This prospectus, which is part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it.  For further information about us and our common stock, you should refer to the registration statement.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement and any other reports, statements or other information in the files of the public reference room at the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549.  You can request copies of these documents upon payment of a duplicating fee by writing to the SEC.  You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room.  Our filings, including the registration statement, will also be available to you on the Internet website maintained by the SEC at http://www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC.  You can request copies of these documents, for a copying fee, by writing to the SEC.  We furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

We also make available on our website at www.prospectmedicalholdings.com copies of our annual, quarterly and special reports, proxy and information statements and other information.

The SEC allows us to “incorporate by reference” the information we file with them.  This prospectus incorporates important business and financial information about us which is not included in or delivered with this prospectus.  The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the following documents:

•      our Annual Report on Form 10-K for the year ended September 30, 2005, filed on December 27, 2005;

•      the definitive Proxy Statement for our annual stockholders meeting on March 22, 2006, filed on January 27, 2006;

•      our Current Report on Form 8-K dated January 26, 2006, filed on February 1, 2006;

•      the revised definitive Proxy Statement for our annual stockholders meeting on March 22, 2006, filed on February 6, 2006;

•      our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, filed on February 14, 2006;

•      our Current Report on Form 8-K dated April 17, 2006, filed on April 19, 2006;

•      our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 15, 2006;

•      our Current Report on Form 8-K dated May 25, 2006, filed on May 26, 2006;

•      our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 14, 2006;

•      the description of our common stock as set forth in amendment no. 5 of our registration statement on Form 10, filed on April 7, 2005, as amended by a report on Form 8-K dated July 27, 2005, filed on July 29, 2005;

•      all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the shares covered by this prospectus.

Information in any Current Report on Form 8-K and any exhibits attached thereto that was “furnished” but not “filed” for purposes of Section 18 of the Exchange Act is not incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, without charge, by writing or calling us at:

Prospect Medical Holdings, Inc.

400 Corporate Pointe, Suite 525

Culver City, California 90230

Attention: Linda Hodges

(310) 337-4170

If you would like to request these filings from us, please do so at least five business days before you have to make an investment decision.

You should rely only on the information incorporated by reference or provided in this prospectus.  We have not authorized anyone else to provide you with different information.  These securities are not being offered in any state where the offer is not permitted.  You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than on the front of such documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth an itemized statement of all expenses to be incurred in connection with the distribution of the securities that are the subject of this registration statement other than underwriting discounts and commissions. All such expenses (including up to $5,000 of legal fees on behalf of some of the selling stockholders) will be paid by Prospect Medical Holdings, and such amounts, other than the SEC registration fee, are estimates only. See “Plan of Distribution.”

SEC registration fee	$649
Printing expenses	1,500
Accounting fees and expenses	10,000
Legal fees and expenses	25,000
Other expenses	1,500
Total	$38,649

Item 15.  Indemnification of Directors and Officers.

Prospect Medical Holdings is a Delaware corporation. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Additionally, Section 145 provides that indemnification pursuant to its provisions, known as “permissive indemnification,” shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

The indemnification provided for in Sections 6.1 (third party actions) and 6.2 (action by or in the right of the corporation) of our Bylaws is substantially consistent with the permissive indemnification provisions of Section 145 of the Delaware General Corporation Law. Section 6.1 states that the right to indemnification in third party actions is a contract right between the person to be indemnified and the company.

Section 145 further provides that, to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145’s permissive indemnification provisions, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Section 6.3 of our Bylaws is consistent with this provision.

In any suit brought against us to enforce these indemnification rights, it shall be a defense that the person seeking indemnification has not met the applicable standard of conduct set forth in the Delaware General Corporation Law.

Section 145 provides that the indemnification provided by, or granted pursuant to, that section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A similar provision is included in Section 6.6 of our Bylaws.

As authorized by Section 102(b)(7) of the Delaware General Corporation Law, our Certificate of Incorporation provides that a director of Prospect Medical Holdings shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware General Corporation Law (which relates to liability of directors for unlawful dividend payments or unlawful stock purchases or redemptions), or for any transaction from which the director derived an improper personal benefit. This provision, in effect, eliminates the rights of the company and its stockholders (through stockholders’ derivative suits on the corporation’s behalf) to recover monetary damages from a director for breach of his or her fiduciary duty of care as a director, except in the situations described. In addition, the Certificate of Incorporation does not alter the liability of directors under federal securities laws, and does not limit or eliminate the rights of the company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach in a director’s duty of care.

We maintain a policy of Directors and Officers insurance in the amount of $2,000,000 per incident, with a retention amount of $100,000 per incident. The policy also contains coverage for Employee Practices Liability insurance.

Item 16.  Exhibits.

The following exhibits are filed or incorporated by reference as part of this Registration Statement.

5.1                                 Opinion of Stephan, Oringher, Richman, Theodora & Miller, P.C. as to the legality of the securities being registered

23.1                           Consent of Ernst & Young LLP

23.2                           Consent of Stephan, Oringher, Richman, Theodora & Miller, P.C. (included in its opinion filed as Exhibit 5.1)

24.1                           Power of Attorney (included on signature page)

Item 17.  Undertakings.

(a)           The undersigned registrant hereby undertakes:

(1)                                  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

(2)                                  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)                                  [Intentionally omitted];

(5)                                  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)                                 That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to stockholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)                                 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Culver City, State of California, on September 21, 2006.

PROSPECT MEDICAL HOLDINGS, INC.
Registrant

By:	/s/ Jacob Y. Terner
Jacob Y. Terner, Chairman and
Chief Executive Officer

KNOW ALL YE BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Jacob Y. Terner and Mike Heather, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this registration statement, and to file same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jacob Y. Terner	Chairman, Chief Executive	September 21, 2006
Jacob Y. Terner	Officer and Director
(Principal Executive Officer)

/s/ Mike Heather	Chief Financial Officer	September 21, 2006
Mike Heather	(Principal Financial and
Accounting Officer)

/s/ Catherine Dickson	Director	September 21, 2006
Catherine Dickson

/s/ David A. Levinsohn	Director	September 21, 2006
David A. Levinsohn

/s/ Kenneth Schwartz	Director	September 21, 2006
Kenneth Schwartz

/s/ Joel S. Kanter	Director	September 21, 2006
Joel S. Kanter

/s/ Gene E. Burleson	Director	September 21, 2006
Gene E. Burleson

EXHIBITS INDEX

Exhibit No.:	Title of Document

5.1	Opinion of Stephan, Oringher, Richman, Theodora & Miller, P.C. as to the legality of the securities being registered

23.1	Consent of Ernst & Young LLP

23.2	Consent of Stephan, Oringher, Richman, Theodora & Miller, P.C. (included in its opinion filed as Exhibit 5.1)

24.1	Power of Attorney (included on signature page)